UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 7
________________
Casey’s General Stores, Inc.
(Name of Subject Company)
________________

Casey’s General Stores, Inc.
(Name of Person Filing Statement)
________________

Common Stock, no par value per share
(Title of Class of Securities)
________________

147528103
(CUSIP Number of Class of Securities)
________________

William J. Walljasper
Senior Vice President and Chief Financial Officer
Casey’s General Stores, Inc.
One Convenience Blvd.
P.O. Box 3001
Ankeny, Iowa 50021-8045
Telephone: (515) 965-6100

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Allen Finkelson, Esq.
George F. Schoen, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Telephone: (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) is filed by Casey’s General Stores, Inc. (“Casey’s”), an Iowa corporation.  This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on June 8, 2010, as amended (together with any amendments and supplements thereto, the “Schedule 14D-9”), and relates to the unsolicited offer by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), through its indirect wholly owned subsidiary, ACT Acquisition Sub, Inc., an Iowa corporation, as disclosed in the Tender Offer Statement on Schedule TO dated June 2, 2010, as amended, to purchase all outstanding shares of common stock, no par value per share, of Casey’s (“Casey’s Common Shares”), together with the associated Rights, for $36.00 per Casey’s Common Share in cash, upon the terms and subject to the conditions set forth in Couche-Tard’s Offer to Purchase dated June 2, 2010, as amended, and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION

“Item 8.  Additional Information - Certain Litigation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following hereto:

On June 29, 2010, a purported class action complaint was filed in the Iowa District Court in and for Polk County (the “Iowa State Court”) on behalf of a putative class of Casey’s shareholders against Casey’s and the Board. The plaintiff asserts a claim for breach of fiduciary duty in connection with the Offer, and seeks, among other things, an order requiring the Board to undertake an evaluation of alternative transactions and to redeem the Rights, an injunction preventing any material transactions or changes to Casey’s business and assets other than under court supervision and an award of damages as well as fees, expenses and costs. This action is the second purported class action complaint filed in the Iowa State Court with respect to the Offer. On April 28, 2010, a complaint was filed asserting a claim for breach of fiduciary duty in connection with the Offer; however, pursuant to a stipulation between Casey’s and the plaintiff in such action, Casey’s need not answer or otherwise respond to the complaint until such time as the plaintiff either files an amended complaint or informs Casey’s that it does not intend to amend its initial complaint. In the initial complaint, the plaintiff in that action seeks an order requiring the Board to place Casey’s up for auction and/or to conduct a market check and requiring Casey’s to make full and fair disclosure of all material facts to the class before the completion of an acquisition; a declaration that the Board has breached its fiduciary duties to plaintiff and the class; and an award of fees, expenses and costs.  Casey’s and the Board believe the claims in both actions are without merit and intend to defend against them vigorously.

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CASEY’S GENERAL STORES, INC.

By:	/s/ Robert J. Myers
Name: Robert J. Myers
Title: President and Chief Executive Officer

Date:  June 30, 2010